UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                   FORM 4

                STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP


   ( ) Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instructions 1(b).

   1.   Name and Address of Reporting Person:

        Mary Lee Sparks
        2438 Campbell Road, N.W.
        Albuquerque, New Mexico 87104
        U.S.A.

   2.   Issuer Name and Ticker or Trading Symbol:

        McLeodUSA Incorporated
        MCLD

   3.   IRS or Social Security Number of Reporting Person (Voluntary):


   4.   Statement for Month/Year:

        February 1999

   5.   If Amendment, Date of Original (Month/Year):


   6. Relationship of Reporting Person(s) to Issuer (Check all applicable):
        ( ) Director ( ) 10% Owner ( ) Officer (give title below) (x) Other (specify below)

        Member of 13(d) group owning more than 10%

   7.   Individual or Joint/Group Filing (Check Applicable Line):

        ( ) Form filed by One Reporting Person
        (x) Form filed by More than One Reporting Person

                                                Table I -- Non-Derivative Securities Acquired,
                                                      Disposed of, or Beneficially Owned

                                                                          5.
                                                                          Amount of      6.
               2.                                                         Securities     Owner-
               Trans-                                                     Beneficially   ship Form:
 1.            action       3.             4.                             Owned at End   Direct (D)     7.
 Title of      Date         Transaction    Securities Acquired (A)        of Month       or Indirect    Nature of Indirect
 Security      (Month /     Code           or Disposed of (D)             (Instr. 3      (I)            Beneficial Ownership
 (Instr. 3)    Day/Year)    (Instr. 8)     (Instr. 3, 4 and 5)            and 4)         (Instr. 4)     (Instr. 4)
 ----------    ---------    -----------    -------------------------      -----------    -----------    --------------
                            Code     V     Amount   (A)or(D)  Price
                            -----   ----   ------   --------  -----
 Class A        02/01/99    S              4,615     D        $41.63                     I              By Barbara S. Federico
 Common Stock                                                                                           1998 Spouse CRUT dated
                                                                                                        October 27, 1998

                02/01/99    S                385     D         41.50                     I              By Barbara S. Federico
                                                                                                        1998 Spouse CRUT dated
                                                                                                        October 27, 1998

                02/03/99    S              1,154     D         41.50     213,846 (1)     I              By Barbara S. Federico
                                                                                                        1998 Spouse CRUT dated
                                                                                                        October 27, 1998

                02/01/99    S              4,615     D         41.63                     I              By Anne S. Whitten 1998
                                                                                                        Spouse NIM-CRUT dated
                                                                                                        October 27, 1998

                02/01/99    S                385     D         41.50                     I              By Anne S. Whitten 1998
                                                                                                        Spouse NIM-CRUT dated
                                                                                                        October 27, 1998

                02/03/99    S              1,154     D         41.50     163,846 (2)     I              By Anne S. Whitten 1998
                                                                                                        Spouse NIM-CRUT dated
                                                                                                        October 27, 1998

                02/01/99    S              4,615     D         41.63                     I              By Christina S. Duncan
                                                                                                        1998 Spouse CRUT dated
                                                                                                        October 27, 1998

                02/01/99    S                385     D         41.50                     I              By Christina S. Duncan
                                                                                                        1998 Spouse CRUT dated
                                                                                                        October 27, 1998

                02/03/99    S              1,154     D         41.50     213,846 (3)     I              By Christina S. Duncan
                                                                                                        1998 Spouse CRUT dated
                                                                                                        October 27, 1998

                02/01/99    S              4,615     D         41.63                     D(4)

                02/01/99    S                385     D         41.50                     D(4)

                                                                          5.
                                                                          Amount of      6.
               2.                                                         Securities     Owner-
               Trans-                                                     Beneficially   ship Form:
 1.            action       3.             4.                             Owned at End   Direct (D)     7.
 Title of      Date         Transaction    Securities Acquired (A)        of Month       or Indirect    Nature of Indirect
 Security      (Month /     Code           or Disposed of (D)             (Instr. 3      (I)            Beneficial Ownership
 (Instr. 3)    Day/Year)    (Instr. 8)     (Instr. 3, 4 and 5)            and 4)         (Instr. 4)     (Instr. 4)
 ----------    ---------    -----------    -------------------------      -----------    -----------    --------------
                            Code     V     Amount   (A)or(D)  Price
                            -----   ----   ------   --------  -----
                02/03/99    S              1,154     D         41.50      16,206 (4)      D

                                                                          150,224         I             By Mary Lee Sparks 1990
                                                                                                        Personal Income Trust for
                                                                                                        the Benefit of John
                                                                                                        Woodruff Sparks dated
                                                                                                        April 20, 1990

                                                                          150,224        I              By Mary Lee Sparks 1990
                                                                                                        Personal Income Trust for
                                                                                                        the Benefit of Anne
                                                                                                        Romayne Sparks dated April
                                                                                                        20, 1990

                                                                          150,224        I              By Mary Lee Sparks 1990
                                                                                                        Personal Income Trust for
                                                                                                        the Benefit of Barbara Lee
                                                                                                        Sparks dated April 20,
                                                                                                        1990

                                                                          150,224        I              By Mary Lee Sparks 1990
                                                                                                        Personal Income Trust for
                                                                                                        the Benefit of Christina
                                                                                                        Louise Sparks dated April
                                                                                                        20, 1990

                                                                          155,923 (5)    I              By John W. Sparks 1998
                                                                                                        Spouse CRUT dated October
                                                                                                        27, 1998

                                                                          64,077 (5)     I              By John W. Sparks 1998
                                                                                                        Spouse NIM-CRUT dated
                                                                                                        October 27, 1998

                                                                          22,360 (6)     D
                                                                          22,359 (7)     D

                                                                          22,359 (8)     D

                                                                          196,678        D

                                                                          332,209        I              By Trust Agreement dated
                                                                                                        May 13, 1978 f/b/o Mary
                                                                                                        Lee Sparks

                                                                          806 (9)        D

/TABLE

                                                 Table II -- Derivative Securities Acquired,
                                                      Disposed of, or Beneficially Owned
                                        (e.g., puts, calls, warrants, options, convertible securities)

                                                                                                    9.
                                                                                                    Number of  10.
                                                                                                    Deriva-    Ownership
                                          5.                                                        tive       Form of    11.
                                          Number of                                                 Securi-    Deriva-    Nature
            2.                            Derivative                                                ties       tive       of
 1.         Conver-    3.                 Securities   6.                7.              8.         Benefi-    Security:  Indirect
 Title of   sion or    Trans-   4.        Acquired     Date Exer-        Title and       Price of   cially     Direct     Benefi-
 Deriva-    Exercise   action   Trans-    (A) or       cisable and       Amount of       Deriva-    Owned at   (D)        cial
 tive       Price of   Date     action    Disposed     Expiration        Underlying      tive       End of     or Indi-   Owner-
 Security   Deriva-    (Month/  Code      of (D)       Date              Securities      Security   Month      rect (I)   ship
 (Instr.    tive       Day/     (Instr.   (Instr. 3,   (Month/ Day/      (Instr. 3       (Instr.    (Instr.    (Instr.    (Instr.
 3)         Security   Year)    8)        4 and 5)     Year)             and 4)          5)         4)         4)         4)
 --------   --------   -------  -------   ----------   ---------------   --------------  -------    -------    ---------  -------
                                                                                 Amount
                                                                                 or
                                                       Date     Expir-           Number
                                                       Exer-    ation            of
                                Code  V   (A)   (D)    cisable  Date     Title   Shares
                                ----  --  ---   ---    -------  ------   ----    ------
 Employee    $24.50   9/24/97                           (1)     9/24/08  Class A 25,000             25,000     D
 Stock                                                                   Common
 Option                                                                  Stock
 (right to
 buy) (1)

 Employee    24.25    12/22/97                          (2)     10/12/09 Class A  5,000              5,000     D
 Stock                                                                   Common
 Option                                                                  Stock
 (right to
 buy) (2)

 Employee    29.75    12/31/98                          (3)     12/31/08 Class A  5,000              5,000     D
 Stock                                                                   Common
 Option                                                                  Stock
 (right to
 buy) (2)

     Explanation of Responses:

        Explanation of footnotes to Table I: For purposes of Section 13(d) of the Securities Exchange Act, each of the joint filers is a member of a group that together owns more than 10% of the Issuer's Class A Common Stock. Except as indicated in the following notes, the securities shown in Table I are beneficially owned for purposes of Rule 16a-1(a)(2) by Mary Lee Sparks and not by any of the other joint filers.

        (1) Beneficially owned for purposes of Rule 16a-1(a)(2) by Barbara S. Federico. These shares are not subject to Ms. Federico's agreement with the other members of the 13(d) group referred to in Item 6 of the cover page of this Form 4.

        (2)  Beneficially owned for purposes of Rule 16a-1(a)(2) by Anne
             S. Whitten. These shares are not subject to Ms. Whitten's agreement with the other members of the 13(d) group referred to in Item 6 of the cover page of this Form 4.

        (3) Beneficially owned for purposes of Rule 16a-1(a)(2) by Christina S. Duncan. These shares are not subject to Ms.

             Duncan's agreement with the other members of the 13(d) group referred to in Item 6 of the cover page of this Form 4.

        (4)  Beneficially owned for purposes of Rule 16a-1(a)(2) by John
             W. Sparks.

        (5)  Beneficially owned for purposes of Rule 16a-1(a)(2) by John
             W. Sparks. These shares are not subject to Mr. Sparks' agreement with the other members of the 13(d) group referred to in Item 6 of the cover page of this Form 4.

        (6) Beneficially owned for purposes of Rule 16a-1(a)(2) by Barbara S. Federico.

        (7) Beneficially owned for purposes of Rule 16a-1(a)(2) by Christina S. Duncan

        (8)  Beneficially owned for purposes of Rule 16a-1(a)(2) by Anne
             S. Whitten.

        (9) Beneficially owned for purposes of Rule 16a-1(a)(2) by Steven L. Grissom.

        Explanation of footnotes to Table II: The derivative securities shown in Table II are beneficially owned for purposes of Rule 16a-1(a)(2) by Steven L. Grissom.

        (1) The employee stock option dated 9/24/97 vests in four equal annual installments which began on September 24, 1998.

        (2) The employee stock option dated 12/22/97 vests in four equal annual installments beginning on October 12, 1999.

        (3) The employee stock option dated 12/31/98 vests in four equal annual installments beginning on December 31, 1999.



   SIGNATURE OF REPORTING PERSON:




   Mary Lee Sparks*
   By:  Steven L. Grissom
        Attorney in Fact


   Dated: March 8, 1999



   *See Exhibit 5

                           JOINT FILER INFORMATION

   Name: Steven L. Grissom

   Address: 121 South 17th Street, Mattoon, Illinois 61938

   Designated Filer: Mary Lee Sparks

   Issuer & Ticker Symbol: McLeodUSA Incorporated, MCLD

   Statement for Month/Year: February 1999



   Signature: Steven L. Grissom


                           JOINT FILER INFORMATION

   Name: Anne S. Whitten

   Address: 38 Goodhue Road, Windham, New Hampshire 03087

   Designated Filer: Mary Lee Sparks

   Issuer & Ticker Symbol: McLeodUSA Incorporated, MCLD

   Statement for Month/Year: February 1999




   Signature: Anne S. Whitten*
              By:  Steven L. Grissom
                   Attorney in Fact




   *See Exhibit 1

                           JOINT FILER INFORMATION

   Name: Barbara S. Federico

   Address: 4840 Ashville Bay Road, Ashville, New York 14710

   Designated Filer: Mary Lee Sparks

   Issuer & Ticker Symbol: McLeodUSA Incorporated, MCLD

   Statement for Month/Year: February 1999

   Signature: Barbara S. Federico*
              By:  Steven L. Grissom
                   Attorney in Fact

                           JOINT FILER INFORMATION

   Name: Christina S. Duncan (aka Christina L. Duncan)

   Address:  194 North Bald Hill Road, New Canaan, Connecticut 06840

   Designated Filer: Mary Lee Sparks

   Issuer & Ticker Symbol: McLeodUSA Incorporated, MCLD

   Statement for Month/Year: February 1999

   Signature: Christina S. Duncan**
              By:  Steven L. Grissom
                   Attorney in Fact





   * See Exhibit 4
   **See Exhibit 2

                           JOINT FILER INFORMATION

   Name: John W. Sparks

   Address: 229 Saavedra, S.W., Albuquerque, New Mexico 87105

   Designated Filer: Mary Lee Sparks

   Issuer & Ticker Symbol: McLeodUSA Incorporated, MCLD

   Statement for Month/Year: February 1999




   Signature: John W. Sparks*
              By:  Steven L. Grissom
                   Attorney in Fact





   DATE: March 8, 1999












   *See Exhibit 3

                                                                EXHIBIT 1

                              POWER OF ATTORNEY
                              -----------------

             Power of Attorney made this 28th day of January, 1999:

             I, ANNE S. WHITTEN of 38 Goodhue Road, Windham, New
   Hampshire 03087, hereby appoint Steven L. Grissom, of 21 South Country Club Road, Mattoon, Illinois 61938, as my attorney-in-fact for the purpose of taking the actions set forth below:

             1. To execute and file on my behalf, individually or in any fiduciary or other capacity, reports and other forms with the Securities and Exchange Commission relating to shares of Class A Common Stock of McLeodUSA Incorporated acquired, beneficially owned, held or disposed of by me, whether individually, as trustee of one or more trusts, or otherwise;

             2. To execute assignments and other instruments required for the sale of shares of Class A Common Stock of McLeodUSA
   Incorporated; and

             3. To execute account agreements and all other documents required to open or to close on my behalf accounts with any bank, trust company, savings association, broker or other depository or agent and to deposit in or transfer between any such account held in my name any monies or other property and to examine or receive related records, including canceled checks.

             The powers and authorities granted herein shall not be affected, impaired or exhausted by any nonexercise or by any one or more exercises thereof. My attorney shall exercise or fail to exercise the powers and authorities granted herein in each case as my attorney, in my attorney's own absolute discretion, deems desirable or appropriate under existing circumstances.

             This Power of Attorney is effective immediately and will remain in effect, even though I become incapacitated, until revoked by a written instrument signed by me and delivered to my attorney. It is my intent that the power granted herein shall continue without interruption until my death, unless previously revoked by me.

             This Power of Attorney shall not affect or impair the validity of any other Power of Attorney that I have in force upon the effective date of this instrument.

             Any person, corporation, partnership, or other legal entity dealing with my attorney may rely without inquiry upon my attorney's certification that this instrument is still in effect. No person, partnership, corporation, or legal entity relying on this power of attorney in good faith and without actual notice of revocation shall be required to see to the application and disposition of any moneys, stocks, bonds, securities, or other property paid to or delivered to my attorney, or my attorney's substitute, pursuant to the provisions hereof.

             This power of attorney shall be governed by the laws of Illinois.

             Reproductions of this executed original (with reproduced signatures and the certificate of acknowledgment) shall be deemed to be original counterparts of this power of attorney.

                                      /s/ Anne S. Whitten
                                      -----------------------------------
                                      Principal

   Specimen signature of my attorney:

   _________________________________  ___________________________________
   Steven L. Grissom                  Principal (as witness to attorney's
                                      signature)
   ______________________________________________________________________

   STATE OF CONNECTICUT     )
                            ) ss
   COUNTY OF FAIRFIELD      )


             I, a Notary Public, in and for said County and State, hereby certify that ANNE S. WHITTEN, personally known to me to be the same person whose name is subscribed to the foregoing instrument, appeared before me this day in person and acknowledged that he/she signed that instrument as his/her free and voluntary act, for the uses and purposes therein set forth.

             Given under my hand and notarial seal this 28th day of January, 1999.

                                      /s/ Janet L. Hodapp
                                      -----------------------------------
                                      Notary Public
                                      Janet L. Hodapp
   This document was prepared by:     Notary Public, State of Illinois
   Debra L. Stetter                   My Commission expires 04/20/02
   Schiff Hardin & Waite
   6600 Sears Tower
   Chicago, Illinois 60606

                                                                EXHIBIT 2

                              POWER OF ATTORNEY
                              -----------------

             Power of Attorney made this 9th day of December, 1998:

             I, CHRISTINA S. DUNCAN of 194 North Bald Hill Road, New Canaan, Connecticut 06840, hereby appoint Steven L. Grissom, of 21 South Country Club Road, Mattoon, Illinois 61938, as my attorney-in-fact for the purpose of taking the actions set forth below:

             1. To execute and file on my behalf, individually or in any fiduciary or other capacity, reports and other forms with the Securities and Exchange Commission relating to shares of Class A Common Stock of McLeodUSA Incorporated acquired, beneficially owned, held or disposed of by me, whether individually, as trustee of one or more trusts, or otherwise;

             2. To execute assignments and other instruments required for the sale of shares of Class A Common Stock of McLeodUSA
   Incorporated; and

             3. To execute account agreements and all other documents required to open or to close on my behalf accounts with any bank, trust company, savings association, broker or other depository or agent and to deposit in or transfer between any such account held in my name any monies or other property and to examine or receive related records, including canceled checks.

             The powers and authorities granted herein shall not be affected, impaired or exhausted by any nonexercise or by any one or more exercises thereof. My attorney shall exercise or fail to exercise the powers and authorities granted herein in each case as my attorney, in my attorney's own absolute discretion, deems desirable or appropriate under existing circumstances.

             This Power of Attorney is effective immediately and will remain in effect, even though I become incapacitated, until revoked by a written instrument signed by me and delivered to my attorney. It is my intent that the power granted herein shall continue without interruption until my death, unless previously revoked by me.

             This Power of Attorney shall not affect or impair the validity of any other Power of Attorney that I have in force upon the effective date of this instrument.

             Any person, corporation, partnership, or other legal entity dealing with my attorney may rely without inquiry upon my attorney's certification that this instrument is still in effect. No person, partnership, corporation, or legal entity relying on this power of attorney in good faith and without actual notice of revocation shall be required to see to the application and disposition of any moneys, stocks, bonds, securities, or other property paid to or delivered to my attorney, or my attorney's substitute, pursuant to the provisions hereof.

             This power of attorney shall be governed by the laws of Illinois.

             Reproductions of this executed original (with reproduced signatures and the certificate of acknowledgment) shall be deemed to be original counterparts of this power of attorney.

                                      /s/ Christina S. Duncan
                                      -----------------------------------
                                      Principal

   Specimen signature of my attorney:

   _________________________________  ___________________________________
   Steven L. Grissom                  Principal (as witness to attorney's
                                      signature)
   ______________________________________________________________________

   STATE OF CONNECTICUT     )
                            ) ss
   COUNTY OF FAIRFIELD      )


             I, a Notary Public, in and for said County and State, hereby certify that CHRISTINA S. DUNCAN, personally known to me to be the same person whose name is subscribed to the foregoing instrument, appeared before me this day in person and acknowledged that he/she signed that instrument as his/her free and voluntary act, for the uses and purposes therein set forth.

             Given under my hand and notarial seal this 7th day of December, 1998.

                                      /s/ Mary Ann Bancroft
                                      -----------------------------------
                                      Notary Public
                                      Mary Ann Bancroft
   This document was prepared by:     Notary Public
   Debra L. Stetter                   My Commission expires January 31, 2003
   Schiff Hardin & Waite
   6600 Sears Tower
   Chicago, Illinois 60606

                                                                EXHIBIT 3

                              POWER OF ATTORNEY
                              ----------------

             Power of Attorney made this 25th day of January, 1999:

             I, JOHN WOODRUFF SPARKS of 229 Soavedra Road S.W.,
   Albequerque, New Mexico 87105, hereby appoint Steven L. Grissom, of 21 South Country Club Road, Mattoon, Illinois 61938, as my attorney-in-fact for the purpose of taking the actions set forth below:

             1. To execute and file on my behalf, individually or in any fiduciary or other capacity, reports and other forms with the Securities and Exchange Commission relating to shares of Class A Common Stock of McLeodUSA Incorporated acquired, beneficially owned, held or disposed of by me, whether individually, as trustee of one or more trusts, or otherwise;

             2. To execute assignments and other instruments required for the sale of shares of Class A Common Stock of McLeodUSA
   Incorporated; and

             3. To execute account agreements and all other documents required to open or to close on my behalf accounts with any bank, trust company, savings association, broker or other depository or agent and to deposit in or transfer between any such account held in my name any monies or other property and to examine or receive related records, including canceled checks.

             The powers and authorities granted herein shall not be affected, impaired or exhausted by any nonexercise or by any one or more exercises thereof. My attorney shall exercise or fail to exercise the powers and authorities granted herein in each case as my attorney, in my attorney's own absolute discretion, deems desirable or appropriate under existing circumstances.

             This Power of Attorney is effective immediately and will remain in effect, even though I become incapacitated, until revoked by a written instrument signed by me and delivered to my attorney. It is my intent that the power granted herein shall continue without interruption until my death, unless previously revoked by me.

             This Power of Attorney shall not affect or impair the validity of any other Power of Attorney that I have in force upon the effective date of this instrument.

             Any person, corporation, partnership, or other legal entity dealing with my attorney may rely without inquiry upon my attorney's certification that this instrument is still in effect. No person, partnership, corporation, or legal entity relying on this power of attorney in good faith and without actual notice of revocation shall be required to see to the application and disposition of any moneys, stocks, bonds, securities, or other property paid to or delivered to my attorney, or my attorney's substitute, pursuant to the provisions hereof.

             This power of attorney shall be governed by the laws of Illinois.

             Reproductions of this executed original (with reproduced signatures and the certificate of acknowledgment) shall be deemed to be original counterparts of this power of attorney.

                                      /s/ John Woodruff Sparks
                                      -----------------------------------
                                      Principal

   Specimen signature of my attorney:

   /s/ Steven L. Grissom
   ---------------------------------  -----------------------------------
   Steven L. Grissom                  Principal (as witness to attorney's
                                      signature)
   ______________________________________________________________________

   STATE OF ILLINOIS   )
                       ) ss
   COUNTY OF COLES     )

             I, a Notary Public, in and for said County and State, hereby certify that JOHN WOODRUFF SPARKS, personally known to me to be the same person whose name is subscribed to the foregoing instrument, appeared before me this day in person and acknowledged that he/she signed that instrument as his/her free and voluntary act, for the uses and purposes therein set forth.

             Given under my hand and notarial seal this 26th day of January, 1999.

                                      /s/ Karen D. Stoutenborough
                                      -----------------------------------
                                      Notary Public
                                      Karen D. Stoutenborough
   This document was prepared by:     Notary Public, State of Illinois
   Debra L. Stetter                   My Commission expires June 7, 2001
   Schiff Hardin & Waite
   6600 Sears Tower
   Chicago, Illinois 60606

                                                                EXHIBIT 4

                              POWER OF ATTORNEY
                              -----------------

             Power of Attorney made this 2nd day of February, 1999:

             I, BARBARA S. FEDERICO, of 4840 Ashville Bay Road, Ashville, New York 14710, hereby appoint Steven L. Grissom, of 21 South Country Club Road, Mattoon, Illinois 61938, as my attorney-in-fact for the purpose of taking the actions set forth below:

             1. To execute and file on my behalf, individually or in any fiduciary or other capacity, reports and other forms with the Securities and Exchange Commission relating to shares of Class A Common Stock of McLeodUSA Incorporated acquired, beneficially owned, held or disposed of by me, whether individually, as trustee of one or more trusts, or otherwise;

             2. To execute assignments and other instruments required for the sale of shares of Class A Common Stock of McLeodUSA
   Incorporated; and

             3. To execute account agreements and all other documents required to open or to close on my behalf accounts with any bank, trust company, savings association, broker or other depository or agent and to deposit in or transfer between any such account held in my name any monies or other property and to examine or receive related records, including canceled checks.

             The powers and authorities granted herein shall not be affected, impaired or exhausted by any nonexercise or by any one or more exercises thereof. My attorney shall exercise or fail to exercise the powers and authorities granted herein in each case as my attorney, in my attorney's own absolute discretion, deems desirable or appropriate under existing circumstances.

             This Power of Attorney is effective immediately and will remain in effect, even though I become incapacitated, until revoked by a written instrument signed by me and delivered to my attorney. It is my intent that the power granted herein shall continue without interruption until my death, unless previously revoked by me.

             This Power of Attorney shall not affect or impair the validity of any other Power of Attorney that I have in force upon the effective date of this instrument.

             Any person, corporation, partnership, or other legal entity dealing with my attorney may rely without inquiry upon my attorney's certification that this instrument is still in effect. No person, partnership, corporation, or legal entity relying on this power of attorney in good faith and without actual notice of revocation shall be required to see to the application and disposition of any moneys, stocks, bonds, securities, or other property paid to or delivered to my attorney, or my attorney's substitute, pursuant to the provisions hereof.

             This power of attorney shall be governed by the laws of Illinois.

             Reproductions of this executed original (with reproduced signatures and the certificate of acknowledgment) shall be deemed to be original counterparts of this power of attorney.

                                      ___________________________________
                                      Principal

   Specimen signature of my attorney:

   _________________________________  ___________________________________
   Steven L. Grissom                  Principal (as witness to attorney's
                                      signature)
   ______________________________________________________________________

   STATE OF ILLINOIS   )
                       ) ss
   COUNTY OF COLES     )

             I, a Notary Public, in and for said County and State, hereby certify that BARBARA S. FEDERICO, personally known to me to be the same person whose name is subscribed to the foregoing instrument, appeared before me this day in person and acknowledged that he/she signed that instrument as his/her free and voluntary act, for the uses and purposes therein set forth.

             Given under my hand and notarial seal this _____ day of _______________, 1999.

                                      /s/ Karen D. Stoutenborough
                                      -----------------------------------
                                      Notary Public
                                      Karen D. Stoutenborough
   This document was prepared by:     Notary Public, State of Illinois
   Debra L. Stetter                   My Commission expires June 7, 2001
   Schiff Hardin & Waite
   6600 Sears Tower
   Chicago, Illinois 60606

                                                                EXHIBIT 5

                              POWER OF ATTORNEY

                          NEW MEXICO STATUTORY FORM


   THE POWERS GRANTED BY THIS DOCUMENT ARE BROAD AND SWEEPING. THIS FORM, THE NEW MEXICO STATUTORY SHORT FORM UNDER SECTION 45-5-502 NMSA 1978, DOES NOT PROHIBIT THE USE OF ANY OTHER FORM.

        I, MARY LEE SPARKS, reside in Bernalillo County, New Mexico. I appoint STEVEN L. GRISSOM, of Mattoon, Illinois, to serve as my attorney-in-fact.

        If any attorney-in-fact appointed above is unable to serve, then I appoint ___________________ to serve alone and successively as successor attorney-in-fact in place of the person who is unable to serve.

   ______________________________________________________________________
   ________
        CHECK AND INITIAL THE FOLLOWING PARAGRAPH ONLY IF MORE THAN ONE PERSON IS APPOINTED TO ACT ON YOUR BEHALF AND YOU WANT ANY ONE OF THEM TO HAVE THE POWER TO ACT ALONE WITHOUT THE SIGNATURE OF THE OTHER(S). IF YOU DO NOT CHECK AND INITIAL THE FOLLOWING PARAGRAPH AND MORE THAN ONE PERSON IS NAMED TO ACT ON YOUR BEHALF THEN THE MYST ACT JOINTLY.

   (   )               If more than one person is appointed to serve as
   ---------------     my attorneys-in-fact then they may act severally,
      initials         alone and independently of each other.

        My attorney(s)-in-fact shall have the power to act in my name, place and stead in any way in which I myself could do with respect to the following matters to the extent permitted by law: In particular, my attorney-in-fact shall have the power to sign on my behalf (both in my individual capacity and in my capacity as trustee) any filings or other documents required to be filed with the Securities and Exchange Commission that relate to McLeodUSA.

   INITIAL IN THE OPPOSITE BOX EACH AUTHORIZATION WHICH YOU DESIRE TO GIVE TO YOUR ATTORNEY(S)-IN-FACT. YOUR ATTORNEY(S)-IN-FACT SHALL BE AUTHORIZED TO ENGAGE ONLY IN THOSE ACTIVITIES WHICH ARE INITIALED.
   --------------------------------------------------------------------

        1.   real estate transactions  . . . . . . . . . . . . . . (   )*
        2.   bond, share and commodity transactions; . . . . . .   (   )*
        3.   chattel and goods transactions; . . . . . . . . . . . (   )
        4.   banking transactions; . . . . . . . . . . . . . . . . (   )
        5.   business operating transactions;  . . . . . . . . . . (   )
        6.   insurance transactions; . . . . . . . . . . . . . . . (   )
        7.   estate transactions;  . . . . . . . . . . . . . . . . (   )
        8.   claims and litigation;  . . . . . . . . . . . . . . . (   )
        9.   government benefits;  . . . . . . . . . . . . . . . . (   )
        10.  records, reports and statements;  . . . . . . . . . . (   )

        11.  decisions regarding lifesaving and life
             prolonging medical treatment; . . . . . . . . . . . . (   )
        12. decisions relating to medical treatment, surgical treatment, nursing care, medication, hospitalization, institutionalization in a nursing home or other
             facility and home health care;  . . . . . . . . . . . (   )
        13.  transfer of property or income as a gift to the
             principal's spouse for the purpose of qualifying the
             principal for governmental medical assistance;  . . . (   )
        14.  list other: _________________________
                         _________________________ . . . . . . . . (   )
        15.  list all other powers:
                         ________________________
                         ________________________  . . . . . . . . (   )

   *Specifically identified real estate or stocks and bonds for which my attorney-in-fact is authorized to act follow. If nothing is listed, then the attorney-in-fact is authorized to act with respect to any real estate or stocks and bonds and other securities that I own. A copy of this power of attorney must be recorded in the office of the county clerk where the real estate is located.

                         ________________________
                         ________________________
                         ________________________  . . . . . . . . (   )

        This power of attorney shall not be affected by my incapacity, but will terminate upon my death unless I have revoked it prior to my death.
   ______________________________________________________________________

   CHECK AND INITIAL THE FOLLOWING PARAGRAPH IF YOU INTEND FOR THIS POWER OF ATTORNEY TO BECOME EFFECTIVE ONLY IF YOU BECOME INCAPACITATED.
   YOUR FAILURE TO DO SO WILL MEAN THAT YOU ATTORNEY(S)-IN-FACT ARE EMPOWERED TO ACT ON YOUR BEHALF FROM THE TIME YOU SIGN THIS DOCUMENT UNTIL YOUR DEATH UNLESS YOU REVOKE THE POWER BEFORE YOUR DEATH.

   (   )               This power of attorney shall become effective only
   ---------------     if I become incapacitated.  My attorney(s)-in-fact
      initials         shall be entitled to rely on notarized statements
                       from two qualified health care professionals as to my incapacity. By incapacity I mean that among other things, I am unable to effectively manage my person care, property or financial affairs.


                                      /s/ Mary Lee Lumpkin Sparks
                                      -----------------------------------

                                      Dated:    August 26, 1998
                                             ----------------------------

                               ACKNOWLEDGMENT


   STATE OF NEW MEXICO      )
                            )
   COUNTY OF BERNALILLO     )


        The foregoing instrument was acknowledged before me this 26th day of August, 1998, by MARY LEE SPARKS.


                                    /s/    Sandi Archuleta
                                 ----------------------------------------
                                           Notary Public
                                 Official Seal
                                 Sandi Archuleta
                                 Notary Public - State of New Mexico
                                 Notary Bon Filed with Secretary of State
                                 My Commission Expires 5/26/99





   This instrument was prepared by:

   David R. Hodgman
   Debra I. Stetter
   Schiff Hardin & Waite
   7200 Sears Tower
   233 South Wacker Drive
   Chicago, Illinois 60606
   (312) 876-1000